Exhibit 12.1

ExamWorks Group, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2010	2011	2012	2013	2014
Income (loss) before income taxes:	$(8,522)	$(12,415)	$(22,926)	$(15,572)	$14,929
Fixed charges	9,503	19,143	31,868	33,973	37,774
Earnings	$981	$6,728	$8,942	$18,401	$52,703

Fixed charges:
Interest expense	$7,316	$14,534	$26,467	$27,661	$29,853
Deferred financing cost amortization	871	1,941	2,190	2,191	2,317
Interest cost in rental expense	1,316	2,668	3,211	4,121	5,604
	$9,503	$19,143	$31,868	$33,973	$37,774

Ratio of Earnings to Fixed Charges	0.1	0.4	0.3	0.5	1.4
Deficiency	$8,522	$12,415	$22,926	$15,572	$-

For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest costs, amortization of deferred financing costs and an estimate of the interest cost in rental expense.